                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 Schedule 13D/A
                    Under the Securities Exchange Act of 1934
                                (Amendment No.30)

                              Quanta Services, Inc.
                              ---------------------
                                (Name of Issuer)

                        Common Stock, $0.00001 par value
                        --------------------------------

                         (Title of Class of Securities)

                                    74762E102
                                 (CUSIP Number)

 Leslie J. Parrette, Jr., Senior Vice President, General Counsel and Corporate Secretary
 ---------------------------------------------------------------------------------------
                 Aquila, Inc. (formerly, UtiliCorp United Inc.)
                 ----------------------------------------------
        20 West Ninth Street, Kansas City, Missouri 64105 (816) 421-6600
        ----------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 2, 2002
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f), or 13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of
1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).

                               CUSIP No. 74762E102
--------------------- ----------------------------------------------------------
         1            NAMES OF REPORTING PERSONS
                      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities
only)

                      Aquila, Inc. (formerly, UtiliCorp United Inc.) #440541877
--------------------- ----------------------------------------------------------
         2            CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP'
                      (See Instructions)  (a) (b) X
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         3            SEC USE ONLY
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         4            SOURCE OF FUNDS (See Instructions)
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         5            CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                      PURSUANT TO ITEMS 2(d) or 2(e)

--------------------- ----------------------------------------------------------
         6            CITIZENSHIP OR PLACE OR ORGANIZATION

                      Delaware
--------------------- ------------ ---------------------------------------------
  NUMBER OF SHARES         7       SOLE VOTING POWER
 BENEFICIALLY OWNED
 BY EACH REPORTING                 11,631,579
    PERSON WITH
                      ------------ ---------------------------------------------
                           8       SHARED VOTING POWER
                                   None*
                      ------------ ---------------------------------------------
                           9       SOLE DISPOSITIVE POWER
                                   11,631,579
                      ------------ ---------------------------------------------
                          10       SHARED DISPOSITIVE POWER
                                   None
--------------------- ----------------------------------------------------------
         11           AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                      11,631,579
--------------------- ----------------------------------------------------------
         12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                      CERTAIN SHARES (See Instructions)
                                    X
--------------------- ----------------------------------------------------------
         13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      13.57%**
--------------------- ----------------------------------------------------------
         14           TYPE OF REPORTING PERSON (See Instructions)
                      CO
--------------------- ----------------------------------------------------------

*    This representation is qualified by the fact that, as described in Item 4 of the Schedule 13D, originally filed on October 4, 1999, Aquila has the ability to vote or direct the vote of the shares subject to the
     Stockholder's Voting Agreements only in two limited, tax-related circumstances. Aquila expressly disclaims beneficial ownership to any shares of Common Stock that are subject to the Stockholder's Voting
     Agreements.

**   The percentage reflected in row 13 above is obtained by using 85,691,444 shares as the denominator (in accordance with Rule 13d-3(d)(1)(i)(B)). This denominator includes: (a) 68,466,639 shares of Issuer's issued and outstanding Common Stock (as indicated as outstanding as of October 31,
     2002 in Issuer's Form 10-Q filed on November 14, 2002), (b) 1,190,000 shares of Common Stock which Aquila converted from 238,000 shares of
     Issuer's Series A Convertible Preferred Stock; (c) 11,337,905 shares of
     Common Stock into which Issuer's Series A Convertible Preferred Stock held by Aquila is convertible, and (d) 4,696,900 shares of Common Stock into which Issuer's Series A Convertible Preferred Stock held by First Reserve
     Fund IX L.P. is convertible. Also note that the percentage of Common Stock owned by Aquila on a partially diluted basis is approximately

     12.97%. This percentage is obtained by using 89,938,590 shares as the denominator, which includes (a) the 85,691,444 shares discussed above, (b)
     1,083,750 shares of Limited Vote Common Stock (as indicated as outstanding as of October 31, 2002 in Issuer's Form 10-Q filed on November 14, 2002), and (c) 3,163,396 shares of Common Stock into which the Issuer's
     Convertible Subordinated Notes can be converted (as indicated in the
     Issuer's Form 10-Q filed on November 14, 2002). Aquila's ownership can be further diluted by (x) other classes of Issuer's securities that can be converted into Common Stock and (y) shares of Common Stock issuable under
     Issuer's Stock Option Plan.

                               AMENDMENT NO. 30 TO
                            STATEMENT ON SCHEDULE 13D

INTRODUCTION

         All information herein with respect to Aquila, Inc. (formerly known as
UtiliCorp United Inc.), a Delaware corporation ("Reporting Person" or "Aquila"), and the common stock, par value $0.00001 per share (the "Common Stock"), of
Quanta Services, Inc., a Delaware corporation ("Issuer" or "Quanta"), is correct to the best knowledge and belief of Aquila. The Schedule 13D originally filed on
October 4, 1999 on behalf of Aquila (the "Original Schedule 13D") and twenty-nine amendments thereto filed on October 8, 1999, October 14, 1999,
October 20, 1999, October 26, 1999, November 9, 1999, January 13, 2000, April
27, 2000, May 25, 2000, June 20, 2000, July 17, 2000, May 23, 2001, October 1,
2001, October 4, 2001, October 11, 2001, October 19, 2001, October 30, 2001,
November 13, 2001, November 28, 2001, February 8, 2002, February 25, 2002, March
7, 2002, March 12, 2002, March 21, 2002, March 26, 2002, May 22, 2002, July 31,
2002, August 27, 2002 and October 17, 2002 respectively, on behalf of Aquila are incorporated by reference and amended as follows.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            On November 25, 2002, Aquila instructed the Issuer to convert
238,000 shares of the Issuer's Series A Convertible Preferred Stock owned by
Aquila into 1,190,000 shares of Common Stock. Between November 25, 2002 and
December 3, 2002, 2002, Aquila sold 1,190,000 shares of Common Stock through its broker UBS PaineWebber on the open market for aggregate sale proceeds of
$4,311,975, net of commission and/or fees. The details of these sales are as follows:

----------------------------- ----------------------------- --------------------------
         Trade Date                   Shares Sold                 Average Price
----------------------------- ----------------------------- --------------------------
         11/25/2002                     248,500                       $3.72
---------------------------- ----------------------------- --------------------------
         11/26/2002                     189,100                       $3.63
----------------------------- ----------------------------- --------------------------
         11/27/2002                     308,500                       $3.59
----------------------------- ----------------------------- --------------------------
         12/02/2002                     118,000                       $3.76
----------------------------- ----------------------------- --------------------------
         12/03/2002                     325,900                       $3.71
----------------------------- ----------------------------- --------------------------

            The shares of Common Stock that were sold as indicated above represent 1.39% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 1.32% on a partially diluted basis. In the aggregate, Aquila beneficially owns 11,631,579 shares of Issuer's Common Stock, which represent 13.57% of Issuer's outstanding securities (calculated in accordance with Rule 13d-3(d)(1)(i)(B)), or 12.97% on a partially diluted basis.

                                    SIGNATURE

         After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   December 4, 2002              Aquila, Inc.

                                       By: /s/ Leslie J. Parrette, Jr.
                                          -------------------------------------
                                       Name:   Leslie J. Parrette, Jr.
                                       Title:  Senior Vice President,
                                               General Counsel and
                                               Corporate Secretary